June 26, 2019	Gold Fields Limited Reg. 1968/004880/06 150 Helen Road, Sandown, Sandton, 2196

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549 – 7010

United States of America

Postnet Suite 252 Private Bag X30500 Houghton, 2041 South Africa Tel +27 11 562-9700 Fax +27 86 720 2704 www.goldfields.com

By EDGAR

Dear Mr. Reynolds,

RE:	Gold Fields Limited

Form 20-F for the year ended December 31, 2018

Filed on March 29, 2019

File No. 001-31318

As you are aware, Gold Fields Limited (the “Company”) received a comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) dated June 17, 2019 (the “Comment Letter”) related to our Annual Report on Form 20-F for the fiscal year ended December 31, 2018.

The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. The Company respectfully requests an extension of an additional ten (10) business days to respond to the Comment Letter in order to provide sufficient time for the Company to prepare the necessary response. The Company hereby confirms that it intends to respond to the comment of the Staff set forth in the Comment Letter on or before July 16, 2019.

Thank you for your consideration related to the Comment Letter and please do not hesitate to contact me at +27 11 562 9796 or pauls@goldfields.com with any questions.

Sincerely,

/s/ Paul Schmidt

Paul Schmidt

Chief Financial Officer

Gold Fields Limited

Cc:	George K. Schuler, Securities and Exchange Commission

Pam Howell, Securities and Exchange Commission

Nicholas Holland, Gold Fields Limited

Taryn Harmse, Gold Fields Limited

Thomas B. Shropshire, Jr., Linklaters LLP

Directors: C A Carolus (Chair), N J Holland†** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani #, P J Bacchus†,

T P Goodlace, C E Letton^, P Mahanyele -Dabengwa, R P Menell, S P Reid^, Y G H Suleman

^Australian, †British, #Ghanaian, ** Executive Director

Company Secretary: MML Mokoka